June 15, 2005

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

                         Re:  D&E Communications, Inc.
Form 10-K for the year ended December 31, 2004
File No. 0-20709

Dear Mr. Spirgel:

     The purpose of this letter is to respond to your letter dated June 2, 2005 addressed to the undersigned, Chief Financial Officer of D&E Communications, Inc. (the "Company" or "D&E"), related to the Company's Annual Report on Form 10-K for the year ended December 31, 2004. To assist you in reviewing our response, we will precede the response below with the text of the comment set forth in your letter of June 2, 2005.

Annual Report filed on form 10-K for the year ended December 31, 2004

Note 10 -- Goodwill and Intangible Assets, pages F-27 -- F-28

          1.  Tell us the nature of the franchises (valued at $105 million) that you acquired in connection with the 2002 Conestoga Enterprises, Inc. acquisition. Disclose the factors you considered in determining that your franchises have indefinite lives.

          The operations of D&E Communications, Inc. include two incumbent local exchange carriers ("ILEC"), Conestoga Telephone and Telegraph Company ("CTT") and Buffalo Valley Telephone Company ("BVT"), which provide wireline telecommunications services to customers in a specific franchise area. Pursuant to Certificates of Public Convenience recognized under Section 103 of Title 66 of the Pennsylvania Public Utility Code, these telecommunication rights are indefinite as long as the ILECs remain in compliance with the rules and regulations of the Pennsylvania Public Utility Commission ("PA PUC"). This certification to operate as a jurisdictional telecommunications carrier in the Commonwealth of Pennsylvania provides "the right to full enjoyment and the exercise of all and every right, power and privilege" as an incumbent local exchange carrier and public utility.

          Under Section 1101 of the Pennsylvania Public Utility Code, any new wireline competitor must first obtain a certificate of public convenience before it may begin to offer, render, furnish or supply service within this Commonwealth.

          Subsequent to the May 24, 2002 acquisition of Conestoga Enterprises, Inc., the Company made preliminary estimates related to purchase price allocation for purposes of preparing the financial statements included in the Company's quarterly reports on Form 10-Q for the quarters ended June 30, 2002 and September 30, 2002. The Company performed its own evaluation and utilized preliminary reports of independent appraisers to determine the purchase price allocation. As part of this preliminary analysis, only customer base and goodwill were identified as intangible assets. Amortization of the customer base and depreciation of the property, plant and equipment was based on initial estimates of economic useful lives.

          Prior to the issuance of its financial statements for the year ended December 31, 2002, the Company finalized its valuation of the assets acquired in the Conestoga acquisition utilizing its independent appraisers, Standard & Poor's Corporate Value Consulting ("S&P CVC"). The final valuation resulted in recognition of additional intangible assets, changes in estimated fair values and changes in estimated useful lives of the tangible and intangible assets. The most significant impact resulted from changes to shorten the estimated useful life of property, plant and equipment from the initial lives used in the Company's preliminary evaluation. The Company restated the financial statements and filed Forms 10-Q/A for the quarters ended June 30, 2002 and September 30, 2002, which reflected additional expense and its impact on net income related to these adjustments.

The franchises that the Company acquired in connection with the Conestoga transaction were the CTT and BVT ILECs operated by Conestoga. The following excerpt from the valuation report of S&P CVC is relevant to both the issue of valuation and the issue of the life of such franchises:

                         6.2-b Franchises
                         ILEC Franchises

Franchise value largely reflects the (i) reasonable expectation that as a current customer leaves, a new customer at the same address will likely take its place; and (ii) as potential customers begin inhabiting new construction within an ILEC's franchise territory, there is a reasonable expectation that they will become customers of the ILEC. While, these expectations are not as secure as they were prior to the current era of telecom deregulation and the prevalence of reasonably priced wireless and emerging communication alternatives, the Pennsylvania Public Utility Commission ("PA PUC") continues to sustain the ILECs' rural exemptions, and there are currently no other significant wireline competitors in the ILECs' franchise geographies. Any new competitor would need to file an application before the PA PUC, and the ILEC would have the opportunity to challenge and delay approval of such an application for an estimated 18-24 months. Further, because of the significant capital outlay that would be required in order to compete with the ILECs, particularly when considered on a per customer basis in the rural service areas, it is not likely that wireline competition would prove profitable to a potential competitor. As such, despite the absence of a legislated monopoly, the combination of the rural exemption and "first mover" advantage enjoyed by the ILECs creates, at a minimum, a de facto franchise with significant value.

     We also used a multiple period excess earnings model to estimate the fair values of the ILEC franchises. Because the franchise value is derived from the future addition of customers who replace current customers, we calculated revenue projections as the difference between total CTT (or BVT) revenue as provided in management's prospective financial information and that portion of the CTT (or BVT) revenue that is attributable to current Customer Relationships. In theory, as revenue from the current customer base declines, revenue attributes to the franchise increases, due to the replacement of current customers with new customers who occupy the prior customers' residences, offices, etc. With the exception of the higher discount rate selected (due to greater risk and illiquidity) and the projection horizon (i.e., capitalized into perpetuity), the valuation procedures were identical to those procedures described above for valuing the ILEC Customer Relationships.

     Based on the procedures outlined above, we conclude that the FV fair value of CTT and BVT franchises to be $89.1 million and $15.7 million, respectively, as of the Valuation Date with an indefinite economic life.

     For each reporting period, the Company evaluates the remaining useful life of the two ILEC franchise intangible assets granted to CTT and BVT, to determine whether events and circumstances continue to support an indefinite useful life basis. As part of this assessment, the Company considers the following factors in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", in determining if an indefinite useful life is still appropriate.

a. D&E considers the future expected use of the franchise intangible asset. D&E's ILECs continue to provide wireline communications services under their Certificates of Public Convenience and the ILECs expect to continue to provide service in the same manner to their customers in the two ILEC franchise areas.

b. D&E considers the nature and relationship to other assets or group of assets to which the useful life of the franchise intangible assets may relate. The ILEC franchise rights provide the Company the right of first opportunity to serve its customers since D&E is the local incumbent telephone company. The customer's premises (i.e. homes and businesses) within D&E's franchise territories are already pre-wired and connected to D&E telecommunication facilities in the ILEC franchise territory. This offers customers great ease of connection to obtain telephone service using D&E facilities without excessive cost.

Additionally, there are currently no other significant wireline competitors in the ILECs' rural franchise geographies. Any new competitor would need to file an application before the PA PUC to obtain a certificate of public convenience and would need to satisfy all regulatory requirements. Should the new competitor seek Section 251(c) services under the Telecommunications Act of 1996 from D&E, the ILEC would have the opportunity to challenge such an application for an estimated nine months. Additionally, due to the rural nature and relatively low population density of the franchise territories, it is unlikely that wireline competitors would make the significant capital outlay to compete with D&E within the franchise territories. Since D&E has no significant wireline competitors at the present time located within its territories, these conditions allow D&E to have an almost exclusive opportunity to obtain the majority of wireline-based customers located within the franchise territory. We monitor and evaluate the market barriers to entry in the ILEC franchise service territory in assessing the economic life of the franchise intangible assets.

In addition, we consider the impact of alternative forms of service such as wireless communications and cable telephony. Although these and other alternative forms of telephone service may impact the fair value of the franchises (due to the election by some residents to not obtain traditional wireline service), it is our expectation that the franchises will continue to serve the vast majority of the homes and businesses within the franchise territories on a perpetual basis.

Based on the fact that D&E's facilities are already in place throughout the service territories and that no significant wireline competitors exist within D&E's franchise territory and no alternative forms of communications are expected to impact the economic life of the franchises, we concluded that the ILEC franchise intangible assets have an indefinite life based on the expected future cash flows. D&E continues to evaluate the economic conditions, regulatory environment and technological developments to assess the appropriate economic life of its franchise intangible assets.

c. There are no legal, regulatory, or contractual provisions that may limit the useful life of the franchise intangible assets. The PA PUC's Certificate of Public Convenience results in D&E having authority to serve as the carrier of last resort as long as D&E remains in compliance with the PA PUC's existing rules and regulations. The continuance of D&E's ILEC authority is not hindered by any substantial legal, regulatory or contractual provisions nor are any material modifications or conditions required in the future.

d. D&E considers and evaluates the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, or legislative action that results in an uncertain or changing regulatory environment). D&E continues to monitor the level of competition in its franchise service areas to evaluate if the franchise value or economic life of the intangible asset has been impacted or impaired. Additionally, the ILECs are expanding service to customers through growth in wholesale broadband and DSL high-speed transport services that are increasingly popular with customers.

e. D&E monitors the level of maintenance expenditures required to obtain the expected future cash flows generated from the franchise intangible assets. D&E closely monitors and evaluates the level of cash flow generated from ILEC operations.

The Company has concluded that there are no legal, regulatory, contractual, competitive, economic, or other factors that currently limit the useful life of our franchise intangible assets. These intangible assets continue to generate adequate cash flow for the reporting entity, and the cash flows are expected to continue. Based on the facts and circumstances noted above that we considered for the year ended December 31, 2004, we determined that the ILEC's franchise intangible assets have an indefinite useful life. Additionally, the franchise intangible assets are reviewed and tested for impairment annually in accordance with paragraph 17 of SFAS No. 142, "Goodwill and Other Intangible Assets", or more frequently if events or changes in circumstances indicate that these assets might be impaired.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (717) 738-8585 if you have further questions or you would like to review any responses provided in this letter.

Sincerely,

/s/ Thomas E. Morell

Thomas E. Morell
Senior Vice President, Chief Financial Officer & Treasurer

cc: PWC
     Paul G. Mattaini